UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

QUICKSILVER RESOURCES INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

74837R104
(CUSIP Number)

May 8, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
_______________

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

SPO Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power

16,453,654 (1)
	6.	Shared Voting Power

0
	7.	Sole Dispositive Power

16,453,654 (1)
	8.	Shared Dispositive Power

0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,453,654
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

9.3%
12.	Type of Reporting Person (See Instructions)

(PN)
_______________
(1)	Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

Page 2 of 13 Pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

SPO Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power

16,453,654 (1)(2)
	6.	Shared Voting Power

0
	7.	Sole Dispositive Power

16,453,654 (1)(2)
	8.	Shared Dispositive Power

0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,453,654
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

9.3%
12.	Type of Reporting Person (See Instructions)

(PN)
_______________
(1)	Solely in its capacity as the sole general partner of SPO Partners II, L.P.

(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

Page 3 of 13 Pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

San Francisco Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power

1,181,500 (1)
	6.	Shared Voting Power

0
	7.	Sole Dispositive Power

1,181,500 (1)
	8.	Shared Dispositive Power

0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,181,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

0.7%
12.	Type of Reporting Person (See Instructions)

(PN)
_______________
(1)	Power is exercised through its sole general partner, SF Advisory Partners, L.P.

Page 4 of 13 Pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

SF Advisory Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power

1,181,500 (1)(2)
	6.	Shared Voting Power

0
	7.	Sole Dispositive Power

1,181,500 (1)(2)
	8.	Shared Dispositive Power

0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,181,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

0.7%
12.	Type of Reporting Person (See Instructions)

(PN)
_______________
(1)	Solely in its capacity as the sole general partner of San Francisco Partners, L.P.

(2)	Power is exercised through its sole general partner, SPO Advisory Corp.

Page 5 of 13 Pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

SPO Advisory Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power

17,635,154 (1)(2)
	6.	Shared Voting Power

0
	7.	Sole Dispositive Power

17,635,154 (1)(2)
	8.	Shared Dispositive Power

0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,635,154
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

9.95%
12.	Type of Reporting Person (See Instructions)

(CO)
_______________
(1)
Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 16,453,654 of such shares, and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 1,181,500 of such shares.

(2)	Power is exercised through its three controlling persons, John H. Scully, Edward H. McDermott and Eli J. Weinberg.

Page 6 of 13 Pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

John H. Scully
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power

19,900 (1)
	6.	Shared Voting Power

17,635,154 (2)
	7.	Sole Dispositive Power

19,900 (1)
	8.	Shared Dispositive Power

17,635,154 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,655,054
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

9.96%
12.	Type of Reporting Person (See Instructions)

(IN)
_______________
(1)	These shares are held in Mr. Scully’s individual retirement account, which is self-directed.

(2)	These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 7 of 13 Pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Edward H. McDermott
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power

2,300 (1)
	6.	Shared Voting Power

17,635,154 (2)
	7.	Sole Dispositive Power

2,300 (1)
	8.	Shared Dispositive Power

17,635,154 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,637,454
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

9.95%
12.	Type of Reporting Person (See Instructions)

(IN)
_______________
(1)	These shares are held in Mr. McDermott’s individual retirement account, which is self-directed.

(2)	These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 8 of 13 Pages

CUSIP No. 74837R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Eli J. Weinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☒
3.	SEC Use Only

4.	Citizenship or Place of Organization

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power

0
	6.	Shared Voting Power

17,635,154 (1)
	7.	Sole Dispositive Power

0
	8.	Shared Dispositive Power

17,635,154 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person

17,635,154
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

☐
11.	Percent of Class Represented by Amount in Row (9)

9.95%
12.	Type of Reporting Person (See Instructions)

(IN)
_______________
(1)	These shares may be deemed to be beneficially owned by Mr. Weinberg solely in his capacity as one of three controlling persons of SPO Advisory Corp.

Page 9 of 13 Pages

This Amendment No. 1 (the “Amendment”) amends the Schedule 13G (the “Original 13G”) filed with the Securities and Exchange Commission (“SEC”) on May 8, 2014.  Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13G, as amended.

Item 1.	(a)	Name of Issuer

Quicksilver Resources Inc.

	(b)	Address of Issuer’s Principal Executive Offices

801 Cherry Street, Suite 3700, Unit 19
Fort Worth, Texas 76102

Item 2.	(a)	Name of Person Filing

SPO Partners II, L.P., a Delaware limited partnership (“SPO”), SPO Advisory Partners, L.P., a Delaware limited partnership (“SPO Advisory Partners”), San Francisco Partners, L.P., a California limited partnership (“SFP”), SF Advisory Partners, L.P., a Delaware limited partnership (“SF Advisory Partners”), SPO Advisory Corp., a Delaware corporation (“SPO Advisory Corp.”), John H. Scully (“JHS”), Edward H. McDermott (“EHM”) and Eli J. Weinberg (“EJW”). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, EHM and EJW are sometimes hereinafter referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

	(b), (c)	Address of Principal Business Office or, if None, Residence; Citizenship of Reporting Persons

The principal business address of SPO is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO is a Delaware limited partnership.

The principal business address of SPO Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Partners is a Delaware limited partnership.

The principal business address of SFP is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SFP is a California limited partnership.

The principal business address of SF Advisory Partners is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SF Advisory Partners is a Delaware limited partnership.

The principal business address of SPO Advisory Corp. is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. SPO Advisory Corp. is a Delaware corporation.

The principal business address of JHS is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. JHS is a citizen of the United States of America.

The principal business address of EHM is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EHM is a citizen of the United States of America.

The principal business address of EJW is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. EJW is a citizen of the United States of America.

	(d)	Title of Class of Securities

Common Stock, par value $0.01 per share

	(e)	CUSIP Number:

74837R104

Item 3.		Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.

Item 4.		Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Page 10 of 13 Pages

	(b)	(a)	(c)(i)	(c)(ii)	(c)(iii)	(c)(iv)
				Common Shares
			Voting Power		Disposition Power
Reporting Persons	Percent of Class	Beneficially Owned	Sole	Shared	Sole	Shared
SPO Partners II, L.P.	9.3%	16,453,654	16,453,654	0	16,453,654	0
SPO Advisory Partners, L.P.	9.3%	16,453,654	16,453,654	0	16,453,654	0
San Francisco Partners, L.P.	0.7%	1,181,500	1,181,500	0	1,181,500	0
SF Advisory Partners, L.P.	0.7%	1,181,500	1,181,500	0	1,181,500	0
SPO Advisory Corp.	9.95%	17,635,154	17,635,154	0	17,635,154	0
John H. Scully	9.96%	17,655,054	19,900	17,635,154	19,900	17,635,154
Edward H. McDermott	9.95%	17,637,454	2,300	17,635,154	2,300	17,635,154
Eli J. Weinberg	9.95%	17,635,154	0	17,635,154	0	17,635,154

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the common shares held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2014
Date

/s/ Kim M. Silva
Signature

Kim M. Silva
Attorney-in-fact for:

SPO Partners II, L.P. (1)
SPO Advisory Partners, L.P. (1)
San Francisco Partners, L.P. (1)
SF Advisory Partners, L.P. (1)
SPO Advisory Corp. (1)
John H. Scully (1)
Edward H. McDermott (1)
Eli J. Weinberg (1)

(1)	A Power of Attorney authorizing Kim M. Silva to act on behalf of this person or entity has been previously filed with the Securities and Exchange Commission.

Page 12 of 13 Pages

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)

B	Power of Attorney (previously filed)